

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

31 August 2006




06016678

Securities and Exchange Co
Division of Corporation Finan
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: Tabcorp Holdings Limited -- Rule 12g3-2(b) Exemption
File No. 82-3841

PROCESSED
SEP 1 1 2006
THOMSON FINANCIAL

Dear Sirs,

The enclosed information is being furnished by Tabcorp Holdings Limited ("Tabcorp") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). Tabcorp's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Tabcorp is subject to the Exchange Act.

If you have any questions with regard to this information, please contact (collect) the undersigned at +61 3 9868 2112.

Yours truly,

Michael Scott
Manager Secretariat and Shareholder Relations

dlw 9/8

Enc.



Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

31 August 2006

To: Australian Stock Exchange Limited
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

UNiTAB LIMITED
OFF-MARKET BID BY TABCORP INVESTMENTS NO.5 PTY LTD
END OF OFFER PERIOD – LISTING RULE 3.3

The offers made by Tabcorp Investments No.5 Pty Ltd (***Bidder***), in relation to its off-market bid for all of the ordinary shares in UNiTAB Limited (***UNiTAB***), closed at 7.00pm (Melbourne time) on 30 August 2006.

In accordance with ASX Listing Rule 3.3, Tabcorp gives notice that following the close of the offers:

- Bidder and its associates do not have a relevant interest in any UNiTAB shares; and
- Bidder is not entitled to and will not proceed with compulsorily acquiring any UNiTAB shares.

Kerry Willcock
Executive General Manager – Corporate and Legal

Form 605

Corporations Act 2001
Section 671B

File No. 82-3841

Notice of ceasing to be a substantial holder

To Company Name/Scheme: UNiTAB Limited ("UNiTAB")

ACN/ARSN: 085 691 738

1. Details of substantial holder (1)

Name: Tabcorp Investments No.5 Pty Ltd ("Tabcorp Investments No.5") and members of the Tabcorp group listed in Annexure A ("Tabcorp Group")

ACN/ARSN (if applicable): See Annexure A

The holder ceased to be a substantial holder on: 30 August 2006

The previous notice was given to the company on: 30 August 2006

The previous notice was dated: 30 August 2006

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change (5)	Class (6) and number of securities affected	Person's votes affected
30 August 2006	Tabcorp Investments No.5 and each member of the Tabcorp Group	Increase of relevant interest as a result of acceptances of offers (the ***Offers***) dated 21 June 2006 made under the off-market bid by Tabcorp Investments No.5 for all of the ordinary shares in UNiTAB on the terms set out in the Bidder's Statement of Tabcorp Investments No.5.	Consideration determined in accordance with the terms of the Offers was only to be provided by Tabcorp Investments No.5 if the conditions to the agreements formed by acceptances of the Offers were satisfied or waived.	4,340 ordinary shares	4,340
30 August 2006	Tabcorp Investments No.5 and each member of the Tabcorp Group	Reduction of relevant interest as a result of withdrawal of acceptances of the Offers.	As above.	530 ordinary shares	530
30 August 2006	Tabcorp Investments No.5 and each member of the Tabcorp Group	Reduction of relevant interest resulting from the agreements formed by acceptances of the Offers becoming void (in accordance with the terms of the Offers) following the close of the offer period with unfilled conditions.	No consideration was given in relation to the change.	7,474,608 ordinary shares	7,474,608

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not applicable	Not applicable

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Tabcorp Investments No.5	Level 12, 5 Bowen Crescent, Melbourne, Victoria 3004
Each member of the Tabcorp Group	c/- Level 12, 5 Bowen Crescent, Melbourne, Victoria 3004

Signature

print name	Kerry Willcock	capacity	Director
sign here		date	31 August 2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 4 of the form.

(2) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(3) See the definition of "associate" in section 9 of the Corporations Act 2001.

(4) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(5) Details of the consideration must include any and all benefits, moneys and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(6) The voting shares of a company constitute one class unless divided into separate classes.

(7) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

This is Annexure A of 2 pages referred to in the Form 605 (Notice of ceasing to be a substantial holder) in relation to UNiTAB Limited (ACN 085 691 738).

Signed:



Kerry Willcock, Director of Tabcorp Investments No.5 Pty Ltd

Date: 31 August 2006

Details of substantial holder

This notice is given by Tabcorp Investments No.5 on its own behalf and on behalf of each member of the Tabcorp Group, as follows:

Entity Name	ACN
Tabcorp Holdings Limited	063 780 709
Tabcorp Assets Pty Ltd	064 303 920
Tabcorp Manager Pty Ltd	064 304 016
Tabcorp Participant Pty Ltd	064 304 105
Tahwind (Queensland) Pty Ltd	064 555 899
Tabcorp Online Pty Ltd	092 104 786
Tabcorp International Pty Ltd	006 574 652
Tabcorp Investments No.4 Pty Ltd	108 197 084
Tabcorp Investments No.2 Pty Ltd	105 341 375
Tabcorp International No.1 Pty Ltd	114 528 308
Tabcorp International No.2 Pty Ltd	114 560 084
Tabcorp International Services and Technology Pty Ltd	114 560 075
Tabcorp Investments Pty Ltd	085 513 300
Star City Holdings Limited	064 054 431
Star City Pty Ltd	060 510 410
Star City Entertainment Pty Ltd	080 574 732
Sydney Harbour Casino Properties Pty Ltd	050 045 120
Sydney Harbour Apartments Pty Ltd	075 423 666
Star City Investments Pty Ltd	060 507 888
Showboat Australia Pty Ltd	061 299 625
Sydney Casino Management Pty Ltd	060 462 053
Jupiters Limited	010 741 045
Breakwater Island Limited	010 271 691
Jupiters Custodian Pty Ltd	067 888 680
Jupiters Gaming Pty Ltd	071 366 446
A.C.N. 082 231 383 Pty Ltd	082 231 383
A.C.N. 082 760 610 Pty Ltd	082 760 610
Jupwind Internet Gaming Pty Ltd	088 541 940
TAHAL Limited	000 005 916
Jupwind International Pty Ltd	055 809 302
TAHA Wagering Systems Pty Ltd	000 075 927
ATL Pty Ltd	000 007 401

TAHA Research and Development Pty Ltd	003 573 313
TAHA Research Marketing Pty Ltd	003 573 386
TAHA Gaming Services Pty Ltd	053 518 942
TAHA Infosec Pty Ltd	067 175 839
Palatron Pty Ltd	003 596 174
Syndicate (Co.1) Pty Ltd	003 584 852
TAHAL Enterprises Pty Ltd	072 794 079
TAHA Investor (No.2) Pty Ltd	053 998 191
TAHA Investor (No.4) Pty Ltd	053 990 962
TAHA Investor (No.5) Pty Ltd	053 991 307
TAHA Investor (No.6) Pty Ltd	056 466 703
TAHA Gaming Machines Pty Ltd	062 579 613
Jupiters Gaming (NSW) Pty Ltd	003 992 327
Club Gaming Systems (Holdings) Pty Ltd	051 404 007
TAHA Microelectronics Pty Ltd	003 263 170
TAHA New Media Pty Ltd	084 703 702
Hotel Gaming Systems Pty Ltd	084 703 079
Sunshinelink Pty Ltd	084 230 035
Radcoy (No.1) Limited	006 539 797
Penchant Pty Ltd	052 356 591
Macquarie Syndication (No.1) Pty Ltd	055 839 015
TAHA Technology & Environmental Services Pty Ltd	102 895 652
Tab Limited	081 765 308
Data Monitoring Services (NSW) Pty Ltd	088 341 440
Tahwind E-NSW Pty Ltd	088 616 764
Thithpolanga Pty Ltd	098 527 363
Sky Channel Pty Ltd	009 136 010
Tahwind Employee Share Plan Pty Ltd	089 733 335
Tahwind Marketing Pty Ltd	002 334 401
Tahwind Channel Marketing Pty Ltd	000 092 277
Tahwind Racing Productions Pty Ltd	086 439 205
2KY Broadcasters Pty Ltd	000 820 057
Tahwind Australia International Racing Pty Ltd	058 310 231
Tahwind Racing Productions (NSW) Pty Ltd	090 534 231
Airsales Pty Ltd	002 195 208
Jupwind Superannuation Pty Ltd	064 432 926
Jupwind.com Pty Ltd	091 584 226
Tabcorp Employee Share Administration Pty Ltd	064 458 224
TAHA Superannuation (No. 2) Pty Ltd	065 041 303
TAHA Superannuation (No. 3) Pty Ltd	070 046 641
TAHA Superannuation Pty Ltd	001 197 931
Tahwind Staff Superannuation Pty Ltd	065 448 277
Tahwind Superannuation Pty Ltd	005 070 619
Tahwind Superannuation Company Pty Ltd	065 600 446

Form 604

Corporations Act 2001
Section 671B

File No. 82-3841

Notice of change of interests of substantial holder

To Company Name/Scheme: UNiTAB Limited ("UNiTAB")

ACN/ARSN: 085 691 738

1. Details of substantial holder (1)

Name: Tabcorp Investments No.5 Pty Ltd ("Tabcorp Investments No.5") and members of the Tabcorp group listed in Item 1 of Annexure A ("Tabcorp Group")

ACN/ARSN (if applicable): See Item 1 of Annexure A

There was a change in the interests of the substantial holder on: See Annexure A

The previous notice was given to the company on: 15 August 2006

The previous notice was dated: 15 August 2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary	1,376,694	1.03%	7,470,798	5.60%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
See Item 2 of Annexure A	See Item 2 of Annexure A	See Item 2 of Annexure A	See Item 2 of Annexure A	See Item 2 of Annexure A	See Item 2 of Annexure A

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
See Item 3 of Annexure A	See Item 3 of Annexure A	See Item 3 of Annexure A	See Item 3 of Annexure A	See Item 3 of Annexure A	See Item 3 of Annexure A

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not applicable	Not applicable

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Tabcorp Investments No.5	Level 12, 5 Bowen Crescent, Melbourne, Victoria 3004
Each member of the Tabcorp Group	c/- Level 12, 5 Bowen Crescent, Melbourne, Victoria 3004

Signature

print name Kerry Willcock capacity Director

sign here  date 30 August 2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included on any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

This is Annexure A of 6 pages referred to in the Form 604 (Notice of change of interests of substantial holder) in relation to UNiTAB Limited (ACN 085 691 738).

Signed:



Kerry Willcock, Director of Tabcorp Investments No.5 Pty Ltd

Date: 30 August 2006

1. **Details of substantial holder**

This notice is given by Tabcorp Investments No.5 on its own behalf and on behalf of each member of the Tabcorp Group, as follows:

Entity Name	ACN
Tabcorp Holdings Limited	063 780 709
Tabcorp Assets Pty Ltd	064 303 920
Tabcorp Manager Pty Ltd	064 304 016
Tabcorp Participant Pty Ltd	064 304 105
Tahwind (Queensland) Pty Ltd	064 555 899
Tabcorp Online Pty Ltd	092 104 786
Tabcorp International Pty Ltd	006 574 652
Tabcorp Investments No.4 Pty Ltd	108 197 084
Tabcorp Investments No.2 Pty Ltd	105 341 375
Tabcorp International No.1 Pty Ltd	114 528 308
Tabcorp International No.2 Pty Ltd	114 560 084
Tabcorp International Services and Technology Pty Ltd	114 560 075
Tabcorp Investments Pty Ltd	085 513 300
Star City Holdings Limited	064 054 431
Star City Pty Ltd	060 510 410
Star City Entertainment Pty Ltd	080 574 732
Sydney Harbour Casino Properties Pty Ltd	050 045 120
Sydney Harbour Apartments Pty Ltd	075 423 666
Star City Investments Pty Ltd	060 507 888
Showboat Australia Pty Ltd	061 299 625
Sydney Casino Management Pty Ltd	060 462 053
Jupiters Limited	010 741 045
Breakwater Island Limited	010 271 691
Jupiters Custodian Pty Ltd	067 888 680
Jupiters Gaming Pty Ltd	071 366 446
A.C.N. 082 231 383 Pty Ltd	082 231 383

A.C.N. 082 760 610 Pty Ltd	082 760 610
Jupwind Internet Gaming Pty Ltd	088 541 940
TAHAL Limited	000 005 916
Jupwind International Pty Ltd	055 809 302
TAHA Wagering Systems Pty Ltd	000 075 927
ATL Pty Ltd	000 007 401
TAHA Research and Development Pty Ltd	003 573 313
TAHA Research Marketing Pty Ltd	003 573 386
TAHA Gaming Services Pty Ltd	053 518 942
TAHA Infosec Pty Ltd	067 175 839
Palatron Pty Ltd	003 596 174
Syndicate (Co.1) Pty Ltd	003 584 852
TAHAL Enterprises Pty Ltd	072 794 079
TAHA Investor (No.2) Pty Ltd	053 998 191
TAHA Investor (No.4) Pty Ltd	053 990 962
TAHA Investor (No.5) Pty Ltd	053 991 307
TAHA Investor (No.6) Pty Ltd	056 466 703
TAHA Gaming Machines Pty Ltd	062 579 613
Jupiters Gaming (NSW) Pty Ltd	003 992 327
Club Gaming Systems (Holdings) Pty Ltd	051 404 007
TAHA Microelectronics Pty Ltd	003 263 170
TAHA New Media Pty Ltd	084 703 702
Hotel Gaming Systems Pty Ltd	084 703 079
Sunshinelink Pty Ltd	084 230 035
Radcoy (No.1) Limited	006 539 797
Penchant Pty Ltd	052 356 591
Macquarie Syndication (No.1) Pty Ltd	055 839 015
TAHA Technology & Environmental Services Pty Ltd	102 895 652
Tab Limited	081 765 308
Data Monitoring Services (NSW) Pty Ltd	088 341 440
Tahwind E-NSW Pty Ltd	088 616 764
Thithpolanga Pty Ltd	098 527 363
Sky Channel Pty Ltd	009 136 010
Tahwind Employee Share Plan Pty Ltd	089 733 335
Tahwind Marketing Pty Ltd	002 334 401
Tahwind Channel Marketing Pty Ltd	000 092 277
Tahwind Racing Productions Pty Ltd	086 439 205
2KY Broadcasters Pty Ltd	000 820 057
Tahwind Australia International Racing Pty Ltd	058 310 231
Tahwind Racing Productions (NSW) Pty Ltd	090 534 231
Airsales Pty Ltd	002 195 208
Jupwind Superannuation Pty Ltd	064 432 926

Jupwind.com Pty Ltd	091 584 226
Tabcorp Employee Share Administration Pty Ltd	064 458 224
TAHA Superannuation (No. 2) Pty Ltd	065 041 303
TAHA Superannuation (No. 3) Pty Ltd	070 046 641
TAHA Superannuation Pty Ltd	001 197 931
Tahwind Staff Superannuation Pty Ltd	065 448 277
Tahwind Superannuation Pty Ltd	005 070 619
Tahwind Superannuation Company Pty Ltd	065 600 446

2. Changes in relevant interests

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
15 August 2006	Tabcorp Investments No.5 and each member of the Tabcorp Group	Increase of relevant interest as a result of acceptances of offers (the ***Offers***) dated 21 June 2006 made under the off-market bid by Tabcorp Investments No.5 for all of the ordinary shares in UNiTAB on the terms set out in the Bidder's Statement of Tabcorp Investments No.5.	Consideration determined in accordance with the terms of the Offers will be provided by Tabcorp Investments No.5, if the conditions to the agreements formed by acceptances of the Offers are satisfied or waived.	3,120 ordinary shares	3,120
16 August 2006	Tabcorp Investments No.5 and each member of the Tabcorp Group	Increase of relevant interest as a result of acceptances of the Offers.	As above.	7,249 ordinary shares	7,249
16 August 2006	Tabcorp Investments No.5 and each member of the Tabcorp Group	Reduction of relevant interest as a result of withdrawal of acceptances of the Offers.	As above.	1,060 ordinary shares	1,060
17 August 2006	Tabcorp Investments No.5 and each member of the Tabcorp Group	Increase of relevant interest as a result of acceptances of the Offers.	As above.	7,700 ordinary shares	7,700
18 August 2006	Tabcorp Investments No.5 and each member of the Tabcorp Group	Increase of relevant interest as a result of acceptances of the Offers.	As above.	1,525 ordinary shares	1,525
21 August 2006	Tabcorp Investments No.5 and each member of the Tabcorp Group	Increase of relevant interest as a result of acceptances of the Offers.	As above.	5,225 ordinary shares	5,225
21 August 2006	Tabcorp Investments No.5 and each member of the Tabcorp Group	Reduction of relevant interest as a result of withdrawal of acceptances of the Offers.	As above.	2,120 ordinary shares	2,120
22 August 2006	Tabcorp Investments No.5 and each member of the Tabcorp Group	Increase of relevant interest as a result of acceptances of the Offers.	As above.	1,060 ordinary shares	1,060
23 August 2006	Tabcorp Investments No.5 and each member of the Tabcorp Group	Increase of relevant interest as a result of acceptances of the Offers.	As above.	2,290 ordinary shares	2,290

24 August 2006	Tabcorp Investments No.5 and each member of the Tabcorp Group	Increase of relevant interest as a result of acceptances of the Offers.	As above.	52,621 ordinary shares	52,621
25 August 2006	Tabcorp Investments No.5 and each member of the Tabcorp Group	Increase of relevant interest as a result of acceptances of the Offers.	As above.	1,060 ordinary shares	1,060
28 August 2006	Tabcorp Investments No.5 and each member of the Tabcorp Group	Increase of relevant interest as a result of acceptances of the Offers.	As above.	5,340 ordinary shares	5,340
29 August 2006	Tabcorp Investments No.5 and each member of the Tabcorp Group	Increase of relevant interest as a result of acceptances of the Offers.	As above.	6,010,094 ordinary shares	6,010,094

3. Present relevant interests

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class and number of securities	Person's votes
Tabcorp Investments No.5 and each member of the Tabcorp Group	Persons to whom the Offers were made who have accepted the Offers	Tabcorp Investments No.5	Tabcorp Investments No.5 has a relevant interest under section 608(1) of the Corporations Act pursuant to acceptances of the Offers Tabcorp Investments No.5's power to vote or dispose of the UNiTAB shares is qualified in certain respects until Tabcorp Investments No.5 becomes the registered holder of those shares. Details of the circumstances in which Tabcorp Investments No.5 may exercise the power to vote the shares prior to becoming the registered holder of the shares are set out in the Bidder's Statement of Tabcorp Investments No.5. Tabcorp Investments No.5 will not become the registered holder of those shares unless the conditions to the agreements formed by acceptances of the Offers are satisfied or waived. Tabcorp Holdings Limited is, under section 608(3)(b) of the Corporations Act, taken to have a relevant interest by reason of controlling Tabcorp Investments No.5. Each other member of the Tabcorp Group is, under section 608(3)(a) of the Corporations Act, taken to have a relevant interest by reason of having voting power (through the relevant interest of its associate, Tabcorp Holdings Limited) above 20% in Tabcorp Investments No.5.	7,470,798 ordinary shares	7,470,798